st.george

RECEIVED

2005 JAN 24 A 8:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

10 January 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation [redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549

05005350

Attention: Mr. Michael Coco

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Appendix 3Y
- Appendix 3Y
- Appendix 3Y
- Chairman's Remarks at 2004 Annual General Meeting
- St.George Appoints New Audit and Compliance Committee Chairman
- Managing Director's presentation to 2004 Annual General Meeting
- St.George Annual General Meeting – Resolutions Passed
- Dividend Reinvestment Plan
- Dividend Reinvestment Plan – New Issue of Shares
- Appendix 3X
- Appendix 3Z
- Appendix 3Y
- Appendix 3Y
- Appendix 3Y
- Appendix 3Y
- St.George Sells Unbranded Merchant ATM Network
- Appendix 3B – Dividend Reinvestment Plan

PROCESSED
JAN 26 2005
THOMSON FINANCIAL

dlw 1/26

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mrs Linda B Nicholls
Date of last notice	28 July 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 4,642 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 December 2004
No. of securities held prior to change	3,617 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	1,025 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$24.35 per share
No. of securities held after change	4,642 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Non-Executive Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John S Curtis
Date of last notice	17 August 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 15,112 shares (fully paid ordinary) Indirect 4,695 shares (fully paid ordinary) 318 SAINTS
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect Director of shareholder
Date of change	2 December 2004
No. of securities held prior to change	18,166 shares (fully paid ordinary) 318 SAINTS
Class	Fully Paid Ordinary
Number acquired	1,641 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$24.35 per share
No. of securities held after change	19,807 shares (fully paid ordinary) 318 SAINTS

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities acquired as a result of participation in the St.George Bank Non-Executive Share Purchase Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Graham J Reaney
Date of last notice	3 December 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 19,505 shares (fully paid ordinary) Indirect 24,935 shares (fully paid ordinary)*
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	* Director of shareholder and Power of Attorney for shareholder
Date of change	2 December 2004
No. of securities held prior to change	42,388 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	2,052 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$24.35 per share
No. of securities held after change	44,440 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Non-Executive Share Purchase Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Chairman's Remarks
Annual General Meeting – 17 December 2004

Once again, I am pleased to report to shareholders on the performance of the Bank for the year ended 30th September, 2004. Shareholders should be well pleased with the quality of the results and the growth in value of their investment in the Bank.

The profit available to ordinary shareholders after providing for the dividends to our preference shareholders and allowing for the payment of taxation, was $717 million compared with $606 million last year representing an increase of just over 18 per cent.

There were individually significant items this year which related to a profit after tax of $12 million for the divestment of the Bank's equity in Cashcard Australia Limited and a write off of a similar amount of certain computer applications and equipment which were assessed as having no future value in the financial accounts.

Earnings per share increased by 13 per cent to 160.8 cents and return on average ordinary equity, before the amortization of goodwill, increased from 20.3 per cent to 21.4 per cent.

The Directors were pleased to be able to announce a further increase in the final dividend to bring the total dividend for the year to $1.22 per ordinary share fully franked compared with 95 cents per share last year. The final dividend will be paid today. This considerable lift in the dividend for the year demonstrates a clear indication by the Directors that they have confidence in the momentum of the Bank's performance.

The results reflected a strong increase in revenues from a solid growth in business volumes across the Bank, a managed control over operating costs, continued high credit quality and a pleasing lift in returns from the Bank's Wealth Management business.

There were several capital management initiatives throughout the year. A US$400 million subordinated note was issued in the United States and qualified for Tier Two capital for capital adequacy purposes. Three securitisations of residential loan receivables were issued in a variety of currencies for a total of $5.7 billion and the Australian Prudential Regulatory Authority, APRA, approved perpetual notes of $29 million relating to the Bank's New Zealand operations be reclassified from Tier Two to Tier One capital.

The Bank also issued 3.5 million non-cumulative, redeemable and convertible preference shares called "SAINTS" raising $345 million of which $302 million qualified as Tier One and $43 million as Tier Two capital. The acronym "SAINTS" has no bearing on the holy scriptures, but stands for "subordinated adjustable income non-refundable tier one securities". I never cease to be amazed at the ability of the Bank's officers and investment bank advisors to come up with appropriate names for the securities issued by the Bank.

An additional 7.2 million ordinary shares were issued under the Dividend Reinvestment Plan. The Plan continued to operate for the payment of the final dividend with no discount.

As from 1st July this year, APRA required all banks to deduct certain capitalised expenses such as home loan broker commissions from Tier One capital. In the case of St.George, the total was $180 million.

The Bank's capital ratios remain strong, but with the growth in business the position needs careful ongoing management. While shareholders enjoy the benefits of the Bank's leverage, the requirements of APRA and the rating agencies need to be considered. For this reason both the total level of capital and the mix of different types of capital are monitored closely by the Bank.

In 2001, the Bank granted sell back rights to effect an off-market buy back of its ordinary shares. The Australian Taxation Office subsequently issued a class ruling stating that shareholders who received sell back rights would be liable for income tax on the market value of the rights. The Bank has funded litigation on behalf of shareholders to challenge the class ruling.

On 14th April this year, the Federal Court handed down its judgement in the test case on whether shareholders should be taxed. The Court held that the affected shareholders should not be taxed on the value of the rights.

In May, the Commissioner of Taxation lodged an appeal to the Full Federal Court against the decision and the hearing was held during November. The decision on the appeal is not expected until the first half of next year.

We shall continue to keep shareholders informed of developments as they occur. In the meantime, the Bank advises those affected shareholders not to take any further action until the appeal process has been completed.

Last February, the Bank informed the market that the Commissioner of Taxation had queried the tax deductibility of the payment of dividends claimed with respect to the depositary capital securities issued by the Bank in June, 1997. The Bank has cooperated fully with the tax office, sought independent legal advice and believes deductions claimed remain valid.

The amount of primary tax for the period 1997 to 2003 is $75 million. A tax benefit of $6 million has been recognised in the 2004 accounts.

A change to the relevant tax law in June, 2004 has the effect of reducing the tax benefit on the dividends by $3 million for the 2004 financial year. The reduction in the tax benefit in future years may vary due to changes in the exchange rate as the securities were issued in United States dollars.

At this meeting last year, I took the opportunity to inform shareholders of pending changes to international accounting standards and capital requirements over the next few years which will affect this and other banks.

The Bank has established a comprehensive program to assess the impacts of the alignment of Australian accounting standards with the International Financial Reporting Standards, or IFRS as they are known and to plan and implement systems and processes to commence the transition. The changes will be introduced during 2005 and 2006. The financial impact of the transition is yet to be determined, but several areas of the Bank's financial accounts will be affected.

We have attempted to summarise the principal implications on pages 68 and 69 of the Concise Annual Report.

The Bank's regulator will be seeking a far more intensive assessment of the risks facing banks when determining the minimum capital required to be maintained. The assessment, called Basel Two, will not only cover risks associated with banks' lending and other exposure to customers, but also operating risks. The change is expected to be introduced in 2008 and 2009.

This may seem a long way ahead. There is, however, a wide range of preliminary work to be undertaken by the Bank before systems and processes are implemented to comply with the proposed changes.

The Bank is receiving appropriate external and expert advice on both the changes to accounting standards and capital requirements and regular reports are provided to the Board and its Audit and Risk Committees.

Shareholders need to be informed of the greatly increased surveillance on the Bank's activities by our regulators, APRA and the Australian Investment and Securities Commission and the associated heavy costs of compliance. This is not a criticism of the regulators which are simply responding to the requirements of the parliaments. The parliaments in turn are responding to their constituents and the community generally as a result of widely publicised and adverse corporate behaviour of recent times.

The Directors would caution, however, that the community's expectations should not be raised unduly such that in an attempt to eliminate entirely the bad practices of the past, companies, including this Bank, are inhibited to grow because of the burden of over zealous regulation.

There are two further issues worthy of mention during my remarks.

The first relates to the suggestion that the annual meeting of shareholders should not be held. It is the belief of the Directors that shareholders should be provided with the opportunity at least once each year to question the Board orally through the Chairman on the financial position and operations of the Bank.

At St.George, we take our communication with shareholders very seriously and have adopted the practice of conducting a similar, but non-statutory meeting for shareholders in Melbourne at the half year.

For shareholders who have access to the internet, the Bank's website contains detailed information for shareholders which is updated regularly.

In addition, Mrs Kelly and her senior management spend a great deal of time briefing the professional end of the capital markets. All formal management presentations are lodged with the Australian Stock Exchange and posted on the Bank's website.

At the centre of the argument for discontinuing annual meetings is a disillusionment with the conduct of the meetings. There have been instances in the past where the directors of some companies have been the subject of unnecessary and offensive abuse from some attending shareholders during annual meetings.

I think that by far the majority of shareholders do not condone such behaviour. They would prefer to be able to participate in the meeting by contributing to the debate in an orderly and sensible manner.

There is no room at annual meetings for rudeness and shareholders themselves should support the Chairmen of boards to stamp out such unruly and disruptive behaviour.

The second issue is the matter of executive compensation. Much has been written about the subject and companies are now required to provide shareholders with a detailed outline of compensation policies as they relate to their company.

It is our belief that the subject has become far too complicated and faces the risk of further misunderstanding of the Directors' intentions.

In the Bank's Concise Annual Report, the Remuneration Report covers no less than 13 pages. The reading and understanding of the detail provided in the Report is a challenge for any shareholder.

I wonder, however, whether the fundamental facts are missed in the detail. Put simply, the Bank's executives, including Mrs Kelly, are remunerated by way of three distinct elements. The first is the base of fixed remuneration which will be paid regardless of the performance throughout the year. This fixed component takes account of the skills and experience required for the role in question, together with the remuneration on offer for comparable positions in other companies.

The second element, known as a short term incentive, is entirely at risk and can only be paid if agreed objectives are met by year's end. Such objectives are usually financial in nature, but also include other aspects which are deemed to be important for the management to achieve throughout the year. In Mrs Kelly's case, for example, 50 per cent covers financial matters which is mainly the achievement of the annual budget and relevant ratios, including the growth in earnings per share and a reduction in the cost to income ratio. The remaining 50 per cent is allocated in appropriate proportions over several objectives which relate to customer service, people, risk management and strategy.

Payment of short term incentive is dependent on objectives being achieved. The percentage of the base or fixed remuneration paid by way of a short term incentive may vary, depending on the nature of the role in question.

Mrs Kelly has the potential to earn 100 per cent of her base or fixed remuneration as a short term incentive. To put it bluntly, if the Bank has a bad year for whatever reason, she could lose 50 per cent of her potential total remuneration for the year.

The third element of compensation is the long term incentive. This is usually paid by way of the granting of shares or the issuing of options. Specific hurdles are set which link directly with the value gained by shareholders. In our case, we use a dual hurdle of growth in earnings per share and total shareholder return.

It is important to note that these hurdles operate to align the interests of executives and shareholders. If the hurdles are not met the long term incentive is not paid. The long term incentive is, therefore, totally at risk and dependent upon performance over a longer period.

What is often not understood is that in the case of the long term incentive payment, shareholders are being asked to share some of the enhanced value of their investment with the Bank's executives who have been responsible for leading the Bank to improved performance levels. We believe this is fair and reasonable.

The strategy of the Bank remains consistent with a clear focus on organic growth. Mrs Kelly will outline to shareholders our strategy in more detail during her remarks. Throughout the Bank, there is a heavy emphasis on increasing skills to deepen and strengthen the relationship with customers. The broadening of the Bank's geographic reach, particularly in Victoria and Queensland is also a priority.

The Australian economy remains in a robust position. While the pace of gross domestic product has slowed recently, the outlook is for continued growth through 2005. As expected the increase in home lending is slowing and it is the Bank's view that the system is likely to grow by 12 to 14 per cent in the twelve months ending 30 September 2005. It is expected that strong employment levels and relatively stable interest rates should assist in underpinning this level of growth.

Subject to there being no sudden change in economic conditions, the outlook for the Bank is for continued strong performance over the next two years. We have already indicated to the market that the Bank's targeted earnings per share growth for 2004/2005 is 10 per cent and we are targeting double digit earnings per share growth for 2006. The Directors believe that while flexibility needs to be maintained with respect to the level of future dividends and consequent payout ratio for capital management purposes, further increases in dividends are expected to be commensurate with growth in earnings per share achieved.

Chairman's Remarks
Annual General Meeting – 17 December 2004

At the meeting today, shareholders will be asked to elect Mr Richard England as a director. He was appointed to the Board in September this year and is already serving as a member of the Board Risk Management Committee.

Shareholders will also be asked to elect Mr Terry Davis as a director to take effect from today.

I will refer to both Mr England and Mr Davis later in the meeting.

You will be aware that I will retire from the Board at the conclusion of this meeting. Mr John Thame, who was appointed Deputy Chairman in August this year, has been elected Chairman in my place.

I should like to take the opportunity to make some concluding remarks towards the end of proceedings today.

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Bank Appoints New Audit and Compliance Committee Chairman**
Date Sent:	17 December 2004

Please be advised that the St George Bank Limited Board has this morning appointed Mr Paul Isherwood as its Chairman of the Bank's Board Audit and Compliance Committee.

Mr Isherwood will replace Mr John Thame, who has been appointed St George Bank's Board Chairman from the conclusion of today's Annual General Meeting.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Annual General Meeting

17 December 2004

Gail Kelly
Managing Director

Agenda

Result highlights

Strategy overview

Outlook

Result Highlights

Ve have delivered a quality result

- Strong revenue growth
- Costs effectively managed
- Disciplined interest margin management
- Excellent credit quality
- Focused execution of strategy
- Superior earnings performance

›rofit result

	FY04	FY03	% Change
Profit available to ordinary shareholders	$717m^	$606m	18.3
Earnings per share*	160.8¢	142.2¢	13.1
Return on equity*	21.4%	20.3%	
Expense to income*	47.5%	49.6%	
Dividend	122¢	95¢	28.4

^After significant iter

Consistent financial performance


NPAT^
m
)0
)0
)0
)0
717
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04


EPS*
¢
180
140
100
60
160.8
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04


ROE*
%
22
18
14
10
21.4
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04


Expense/Income Ratio*
%
64
56
48
40
47.5
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04

^After preference dividends and before significant iter

Strong revenue growth


Net-interest income
11.1%
$bn
2.0
1.5
1.0
0.5
1.61
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04


Non-interest income
5.3%
$bn
1.0
0.8
0.6
0.4
0.96
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04

Total income growth 8.9%

Supported by growing business volumes

Total lending*



17.3%
70.5
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04

Total retail deposits



6.6%
$bn
40
30
20
10
36.1
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04

*On and off balance sh

/largin management remains a strength


Net Interest margin
%
3.0
2.8
2.6
2.4
2.2
2.0
1.8
2.64
2.37
Average of the 4 Majors*
St.George
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04

- 10 basis points reduction in 2H04
- 8 basis points reduction in FY04

Excellent credit quality

Non-accruals/Total receivables



Average of the 4 Majors
St.George
%
1.0
0.8
0.6
0.4
0.2
0.0
0.34
0.11
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04

- Bad debts/average total receivables stable at 0.21%
- Low risk business mix
- Excellent track record

Strong managed funds growth

Total managed funds



25.3%
$bn
24.8
25
20
15
10
5
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04

- SEALCORP funds under administration up 28%
- Advance funds under management up 18%

;onsistently delivering on targets

	Target	Outcome
EPS Growth FY03	Sep-02: 10% May-03: 11-13% upgrade Aug-03: 13-14% upgrade	14.0%
EPS Growth FY04	Nov-03: 10-11% May-04: 11-13% upgrade	13.1%
Cost to Income	Sub 50% by FY04	49.9% in 2H03 47.5% in FY04
Capital	Tier one 7-7.5%	Consistently in range
Credit Quality	Maintain positive differential to the majors	Consistently achieved
Customer Satisfaction	Maintain positive differential to the majors	Consistently achieved

Strategy Overview

Strategic framework

- Deepen and strengthen relationships with customers in our chosen markets
- Leverage specialist capabilities for growth
- Creatively differentiate on service
- Accelerate and empower relationship selling
- Build team and performance culture
- Optimise cost structure

2004: Delivering on our priorities

- Customer service - Integrated program of work underway
- Home loans - Actively managing volumes and mix
- Middle market - Continued high quality growth
- Wealth management - Strong inflows underpinning growth
- Productivity management - Rolling program of efficiency initiatives
- Team - Stable, high quality and aligned
- Victoria - Targeted growth strategy continues

lome Loans: Meeting the challenges

Residential receivables



16.5%
$bn
50
40
30
20
49.8
Sep-01
Sep-02
Sep-03
Sep-04

- 17%* growth in 2H04 exceeded system
- Effective mix management and product innovation
- 43% of new loans sourced from brokers
- Margins stable over year
- Service levels substantially improved

*Annualis
Includes securitised loa

lome Loans: Improving retention

Run-off rate*


%
25
20
15
23.9
21.9
18.3
Sep-02
Sep-03
Sep-04

- Focus on service delivery and relationship management
- Retention for broker and proprietary loans similar

ɨome Loans: Credit quality outstanding

Total mortgage portfolio

- LVR of mortgage book is 35%
- LVR of mortgages written in FY04 is 67%

Low doc mortgages

- Credit approvals and processes managed centrally
- Full valuations required on all 'low doc' loans with LVR > 50%
- Additional evidence of serviceability required eg. bank statements
- All low doc loans above 60% LVR mortgage insured, LVR limited to 80%
- Pricing for risk through higher LMI and additional interest margin

/iddle Market: High quality growth



Total middle market receivables
24.1%*
ˌbn
2.0
0.0
8.0
6.0
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04



Impaired assets/ total middle market receivables
%
0.8
0.6
0.4
0.2
0.0
0.1
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04

- 67% of new business sourced from existing customers
- 90% of new business sourced from 6 target industries
- Growth and margins maintained despite increased competition

*Percentages Sep-03 to Sep-

/iddle Market: Growing customer relationships

Products per customer



%
8.5
7.0
5.5
4.0
2.5
2.9
5.8
3.2
6.4
3.4
6.5
3.5
6.7
3.9
7.2
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Total IBB
KARM Customers*

Market share^



%
6.5
6.0
5.5
5.0
4.5
4.0
4.2
4.5
4.9
5.2
5.5
5.8
6.3
Dec-01
Feb-02
Aug-02
Feb-03
Sep-03
Jan-04
Aug-04

*KARM – Key account relationship manageme

Vealth Management: An outstanding year

- All businesses contributing strongly
- Clean, focused portfolio
- Innovatively broadening distribution with tied, aligned and independent planners and 3rd party distribution
- Ongoing investment in new products and services
- A strong culture of risk management and compliance

;EALCORP: Profitable growth

Funds under administration



bn
20
18
16
14
12
10
28%
18.3
Sep-01
Sep-02
Sep-03
Sep-04

- ASGARD top 3 for fund flows*
- Strong inflows from St.George planners and 3rd party distribution
- Wrap funds under administration increased to $2.5bn
- Mastertrust experiencing steady growth and stable margins
- ASGARD Elements launched Apr-04

Percentages Sep-03 to Sep-

;OLD: Strategically targeted growth

Number of customers



:)
0
0
0
0
0
64
80
106
138
154
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04

- Scaleable business model - leveraging branch network with dedicated contact centres
- Capturing broker-introduced business
- Customer retention remains high at 98%
- Customer acquisition focus in Victoria and Queensland

;OLD: Increasing satisfaction and advocacy


Overall Satisfaction of GOLD Customers
%
100
75
50
25
0
68
66
76
76
77
78
80
"More than Happy"
12
14
18
18
17
19
23
"Absolutely Delighted"
May-01
Sep-01
Mar-02
Sep-02
Ju1-03
Dec-03
Jun-04

nterstate growth strategy

Victoria – targeted growth, steady build

- 25% growth in lending
- Business lending pipeline strong
- Measured build of infrastructure and capability
  - 6 new sites opened
  - 8 additional sites planned
- Customer satisfaction 83%, up from 71% since Sep-03

Queensland – new area of focus

- General Manager appointed
- Additional investment planned

Targeted customer segment approach

)ur customer service strategy


Engaged People
+
Great Customer Experience
=
Superior Financial Results
Compelling place to work
Compelling place to bank
Compelling place to invest

Outlook

)utlook - 2005

- Home loan system growth slowing as expected
- St.George expects to match home loan system growth
- Demand for middle market credit expected to remain strong
- St.George expects to outperform system growth in middle market lending
- St.George expects revenue momentum and productivity improvements to offset margin pressure

Targets: FY05 and FY06

EPS growth FY05	10%
EPS growth FY06	Double digit
Cost to income	Continuing sub 50%
Capital	Tier one 7.0-7.5%
Credit quality	Maintain positive differential to majors
Customer satisfaction	Maintain positive differential to majors

n conclusion

- A superior earnings performance
- Focused execution of strategy
- Customer service journey taken to the next level
- Confidence in the future

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Bank Annual General Meeting – Resolutions Passed**
Date Sent:	17 December 2004

St.George Bank Limited 2004 Annual General Meeting
Friday 17 December 2004

St.George Bank Limited advises that at its Annual General Meeting held on 17 December 2004 the following resolutions were passed on a show of hands at the meeting:

2. (a) To re-elect Mr J S Curtis as a Director.
   (b) To re-elect Mrs L B Nicholls as a Director.
   (c) To elect Mr R A F England as a Director.
   (d) To elect Mr T J Davis as a Director.

3. To approve the issue of Options and Awards to the Managing Director.

DETAILS OF PROXY VOTES FOR ALL RESOLUTIONS

Item No.	"For" Votes	"Against" Votes	"Open" Votes	"Abstain" Votes
2(a)	192,388,721	515,935	18,492,359	387,764
2(b)	190,184,608	1,262,245	18,521,665	1,815,636
2(c)	189,859,679	1,233,573	18,700,752	1,990,368
2(d)	175,455,890	15,637,210	18,718,327	1,971,321
3	170,016,267	21,790,550	10,725,870	2,136,804

Yours sincerely

Michael Bowan
General Counsel and Secretary

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Dividend Reinvestment Plan**
Date Sent:	21 December 2004

The issue price in respect of shares to be issued under the Bank's Dividend Reinvestment Plan for the Bank's final dividend (paid 17 December 2004) will be $24.45.

Further details with regard to the final number of shares issued under the DRP and the amount of capital raised will be announced tomorrow morning.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Dividend Reinvestment Plan (DRP) – New Issue of Shares**
Date Sent:	22 December 2004

In reference to the dividend payment made to St.George Bank Shareholders on 17 December 2004, we advise that as a result of the DRP, 2,893,267 ordinary shares (subject to any minor adjustment which will be advised in our Application for Quotation), will be issued with an issue price of $24.45 per share. The new shares rank equally in all respects with other ordinary shares.

The amount of capital raised as a result of the DRP is approximately $70.7 million.

A combined dividend payment advice/holding statement will be dispatched to DRP participants by 5 January 2005.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Terry James Davis
Date of appointment	18 December 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
NIL Shares (fully paid ordinary)

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mr Frank J Conroy
Date of last notice	23 December 2004
Date that director ceased to be director	17 December 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
14,783 shares (fully paid ordinary) 63 PRYMES 109 SAINTS

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Paul D R Isherwood
Date of last notice	17 August 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 14,063 shares (fully paid ordinary) 11,865 shares (fully paid ord inary)* 263 SAINTS
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	* joint holding with spouse.
Date of change	17 December 2004
No. of securities held prior to change	25,287 shares (fully paid ordinary) 263 SAINTS
Class	Fully Paid Ordinary
Number acquired	641 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$24.45 per share

+ See chapter 19 for defined terms.

No. of securities held after change	25,928 shares (fully paid ordinary) 263 SAINTS
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities acquired as a result of participation in the St.George Bank Limited Dividend Reinvestment Plan.

Part 2 - Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mrs Linda B Nicholls
Date of last notice	8 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 4,655 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	17 December 2004
No. of securities held prior to change	4,642 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	13 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$24.45 per share
No. of securities held after change	4,655 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Limited Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Leonard F Bleasel
Date of last notice	8 July 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 38,580 shares (fully paid ordinary) 427 PRYMES Indirect 3,000 (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect Director of shareholder
Date of change	17 December 2004
No. of securities held prior to change	40,626 shares (fully paid ordinary) 427 PRYMES
Class	Fully Paid Ordinary
Number acquired	954 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$24.45 per share
No. of securities held after change	41,580 shares (fully paid ordinary) 427 PRYMES
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Frank J Conroy
Date of last notice	17 August 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 8,286 shares (fully paid ordinary) Indirect 6,497 shares (fully paid ordinary) 63 PRYMES 109 SAINTS
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect Director of shareholder
Date of change	17 December 2004
No. of securities held prior to change	14,578 shares (fully paid ordinary) 63 PRYMES 109 SAINTS
Class	Fully Paid Ordinary
Number acquired	205 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$24.45 per share

+ See chapter 19 for defined terms.

No. of securities held after change	14,783 shares (fully paid ordinary) 63 PRYMES 109 SAINTS
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities issued as a result of participation in the St.George Bank Limited Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

news release

24 December 2004

St.George sells unbranded merchant ATM network

St.George Bank today announced it had sold its unbranded ATM network of around 700 machines to Customers Limited.

The sale is consistent with the Group's overall policy of divesting non-core assets.

St.George expects to achieve a book profit of $26.6 million before tax with settlement scheduled on 31 December 2004. The profit will be treated as a significant item for the 2005 results.

St.George will continue to own and maintain its own branded ATM network, which is integral to the Group's core business.

The ATMs sold consist of St.George's unbranded fleet principally located in merchant premises.

Customers Limited is an Australian Electronic Payment Systems and Internet Services company, which is listed on the Australian Stock Exchange (ASX code: CUS).

Ends....

Contact

Jeremy Griffith
02 9236 1328
0411 259 432

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,893,267
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	$24.45 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Dividend Reinvestment Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 December 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
517,843,886	Ordinary shares
3,000,000	PRYMES
3,500,000	SAINTS
10,547	Redeemable preference borrower share
359,095	Redeemable preference depositor share
3	Perpetual Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 29/12/2004

Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.